ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

TA B L E   O F   C O N T E N T S

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1          Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the years ended December 31, 2008 and 2007, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

All dollar amounts herein are expressed in Canadian Dollars unless otherwise stated.

This MD&A is prepared as of March 27, 2009.

This discussion includes certain statements that may be deemed “forward looking statements”. All statements in this MD&A, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa Transaction will complete; Lebowa will continue to achieve production levels similar to previous years; Anooraq will be able to complete its financing strategy on relative favorable terms ; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to Investors Concerning Technical Review of Lebowa Platinum Mines

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of Lebowa Platinum Mines. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required or their issue imminent in order to classify the project’s mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical review at times during the past ten years, and for extended periods of time. The projects will require major financing, probably through a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2          Overview

Anooraq is engaged in the exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa. The Bushveld is a geological complex which hosts numerous PGM mines and prospects mainly within the UG2 Reef, the Merensky Reef and the Platreef horizon.

Anooraq, through its wholly owned South African subsidiary Plateau Resources (Proprietary) Limited (“Plateau”), holds interests in several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”) and the advanced stage Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”). All of these projects are currently 50/50 joint ventures with Anglo Platinum Limited (“Anglo Platinum”).

In September 2007, Anooraq announced a transaction with Anglo Platinum that would transform the Company into a significant PGM producer with a substantial resource base. Anooraq and

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Anglo Platinum agreed that Anooraq would purchase a controlling interest of 51% in Lebowa Platinum Mines Limited (“Lebowa”), an operating PGM mine, and increase its interests to 51% in the Ga-Phasha, Boikgantsho and Kwanda Projects (collectively "the Lebowa Transaction"). The companies signed agreements for the Lebowa Transaction in late March 2008.

Subsequent to the end of the third quarter of 2008, the deterioration of global economic conditions has resulted in a significant weakening of PGM prices and high volatility in exchange traded commodity prices. The deterioration in credit market conditions has also increased the cost of obtaining capital and limited the availability of funds. In these conditions, it is difficult to forecast metal prices and future demand for PGM that will be produced by the Company following completion of the Lebowa Transaction.

Accordingly, management is actively monitoring the effects of the current economic and credit conditions on the Company’s business and reviewing all discretionary spending, projects, and operating costs and implementing appropriate cash management and preservation strategies.

Furthermore, to ensure the Company had sufficient working capital, the Company reached an agreement with Anglo Platinum in November 2008 whereby Anglo Platinum amended the existing term loan facility by advancing an additional amount of 30 million South African rand (“ZAR”) to Anooraq, repayable on implementation and closing of the Lebowa Transaction. Interest payments on the term loan have also been deferred until closure of the Lebowa transaction.

In other corporate developments, a number of key appointments were made during the year ended December 31, 2008:

  Philip Kotze was appointed President and CEO, and a director of Anooraq;

  Iemrahn Hassen, Chief Financial Officer, was appointed a director of the Company;

  Tumelo Motsisi, Director, became Deputy Chairman of the Board of Directors; and

  Bava Reddy was appointed Head of Exploration and Mineral Strategy for the Company.

In addition the following independent non-executive directors were appointed to the Board during the year ended December 31, 2008;

  Ms Anu Dhir was appointed to the Board and to the Audit Committee and as Chairperson of the Compensation Committee. Ms. Dhir holds a BA from the University of Toronto and a JD from Quinnipiac University in Hamden, Connecticut. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors and is currently the Vice President, Corporate Development of Katanga Mining Limited. She has also assisted in financing and leading private companies into public markets, and will bring additional depth and experience to the Board.

  Ms Fikile de Buck was appointed to the Board and to the Audit Committee. Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. Ms. De Buck is currently a non-executive director of Harmony Gold

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mining Company Ltd and is a member of various board committees of Harmony including the Audit Committee. She has also served in various positions at the Council for Medical Schemes in South Africa and will bring additional depth and experience to the Board.

1.2.1          Lebowa Transaction

In September 2007, Anooraq entered into a transaction framework agreement with Anglo Platinum whereby Anooraq would purchase an effective 51% interest in Lebowa and increase its interest in the Ga-Phasha Project from 50% to 51%. The parties also announced that they had reached an agreement in principle for Anooraq to increase its interest in the Boikgantsho and Kwanda Projects from 50% to 51%.

On March 28, 2008, Anooraq, through Plateau, entered into acquisition agreements (the “Acquisition Agreements”) with Anglo Platinum and certain of its wholly-owned subsidiaries (collectively, “Anglo Platinum”) in respect of the Lebowa Transaction to acquire an effective 51% of Lebowa and an additional 1% of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project for an aggregate cash consideration of ZAR 3.6 billion.

Pursuant to the terms of the Acquisition Agreements, Anooraq would acquire 51% of the shares in, and claims on shareholders loan account against, Richtrau No. 179 (Proprietary) Limited, a private company incorporated under the laws of South Africa, which would be renamed Bokoni Platinum Holdings (Proprietary) Limited following completion of the Lebowa Transaction and which would be the holding company (“Holdco”) through which Anooraq and Anglo Platinum would hold their interests in Lebowa. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project would be terminated and these projects will be transferred into separate project companies, established as wholly-owned subsidiaries of Holdco. Anglo Platinum has provided Anooraq with appropriate sale warranties in relation to the Lebowa Transaction.

Closing of the Lebowa Transaction is conditional upon satisfaction (or waiver) of various conditions, including:

1.	the completion by all parties of their respective due diligence reviews and satisfaction with the results thereof (the due diligence was satisfactorily completed in April 2008);

2.	the approval of the South African Competition Authorities which approval was obtained on August 13, 2008;

3.	the consent of the United Kingdom Treasury for Anglo Platinum to undertake the transaction;

4.	Anooraq and Plateau obtaining sufficient debt and equity financing to fund the Lebowa Transaction purchase price;

5.	the approval of the shareholders of Anooraq of the Lebowa Transaction and related transactions;

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

6.

approval of the Lebowa Transaction and of certain transfers of mineral title relating to the Ga-Phasha, Boikgantsho and Kwanda Projects by the South African Department of Minerals and Energy (“DME”); and

7.

other regulatory approvals including, where necessary, the Exchange Control department of South African Reserve Bank (which approval was obtained in August 2008), the JSE Limited, the TSX Venture Exchange (“TSX-V”) and the NYSE Amex (formerly the American Stock Exchange).

Lebowa Transaction update

As part of its due diligence for the Lebowa Transaction, Anooraq engaged international mining industry consultants to conduct a technical review of Lebowa. Since announcing the results of the Technical Review and definitive agreement earlier in 2008, the Company focused on fulfilling the conditions precedent to the Lebowa Transaction, including taking steps to obtain all necessary shareholder and regulatory approvals, as well as to complete the financing arrangements necessary to complete the Lebowa Transaction.

On April 14, 2008, detailed commercial terms of the Lebowa transaction were announced. The announcements included commercial terms surrounding the development and financing of the Middelpunt Hill UG2 expansion project (“MPH project”) at Lebowa. The MPH project would have been developed by Anooraq and Anglo Platinum as part of the then current mine plan and capital development program for Lebowa, which had been approved by Anglo Platinum in May 2007. During the period July to October 2008, global economic conditions deteriorated significantly, contributing to a material decline in PGM prices and resulting in constrained debt and equity capital markets.

On October 23, 2008, Anglo Platinum announced that it was reviewing the costing and scheduling of all its capital projects, including the MPH project, in light of current metal price levels and uncertainty in global markets. Anooraq participated in the review of the costing and production scheduling of the MPH project. Anglo Platinum and Anooraq also agreed to review the current Anglo Platinum approved mine plan and capital program at Lebowa. As a result of these developments Anglo American plc, Anglo Platinum, Anooraq and Pelawan Investments (Pty) Ltd (“the parties”) undertook to review the terms of the Lebowa transaction.

Anooraq announced on March 11, 2009 that the joint technical review of the current Anglo Platinum-approved mine plan and capital program for Lebowa, referred to in the cautionary announcement dated 14 November 2008, is currently being finalized. As a result the Company expects to file an updated technical report on Lebowa in compliance with National Instrument 43-101 in April, 2009.

Lebowa Transaction Funding

As announced on April 14, 2008, Anooraq intended to fund the purchase price for the Lebowa Transaction through a combination of debt and equity financing. On October 2, 2008, the Company announced that it would not be affecting a general public offering of new Anooraq shares.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Anooraq entered into an amending agreement (the “Amending Agreement”) with the Pelawan Trust to amend the exercise procedure of 167,000,000 common share purchase warrants (“BEE Warrants”) to allow Pelawan to finance the exercise of the BEE Warrants by way of a bridge loan from Rand Merchant Bank (“RMB”) to be released pursuant to a deposit account agreement between RMB, Pelawan and Anooraq upon the satisfaction of certain release conditions by December 31, 2008. Pelawan conditionally exercised the BEE Warrants in December 2007, by depositing an escrowed amount equal to the aggregate exercise price for the BEE Warrants ($225 million or ZAR 1.6 billion) into an interest bearing account with RMB. The Common Shares underlying the BEE Warrants would be issued to the Pelawan Trust upon receipt by the Company of the exercise price per Common Share, plus the interest accrued thereon up to the date of release.

As a result of the significant deterioration in the Anooraq share price during the second half of 2008 the release conditions were not satisfied by December 31, 2008 and Anooraq did not receive the exercise proceeds of the BEE Warrants by December 31, 2008. As a result, the BEE Warrants expired and have been cancelled and Anooraq did not issue 167 million Anooraq Common Shares to Pelawan as contemplated.

On May 20, 2008, Anooraq announced that it had entered into a credit approved term sheet with Standard Chartered Bank (“SCB”) for sole underwritten debt financing of up to ZAR 1.7 billion for the purpose of funding a portion of the Lebowa Transaction purchase price. Anooraq’s mandate with SCB expired on November 30, 2008. The mandate with SCB is currently under review and it is anticipated to be extended. SCB is currently reviewing the terms and conditions of the proposed senior debt funding facility and is expected to provide a revised term sheet to Anooraq for consideration in the second quarter of 2009.

In view of current global economic conditions the Company and Anglo Platinum are reviewing the financing strategy of the Lebowa transaction and which is expected to be completed early in the second quarter of 2009.

Other Commercial Terms of the Lebowa Transaction

In terms of the transaction agreement, Anglo Platinum agreed to provide Anooraq with an interest bearing standby loan facility. This facility enables Anooraq to utilize up to 80% of all cash flows generated from the Lebowa operations should this be required to support external acquisition senior debt finance secured by Anooraq for the purposes of the Lebowa Transaction.

Lebowa entered into a five year concentrate off-take agreement with Anglo Platinum for the sale of Lebowa concentrates at competitive market rates, renewable at Plateau’s election for a further five years (provided that Plateau is at the time at least a 51% shareholder in Holdco). Anglo Platinum will extend to Anooraq the option to acquire an ownership interest in Anglo Platinum’s Polokwane Smelter, which will calculated be relative to Anooraq’s group concentrate feed into the Polokwane Smelter from time to time and subject to certain conditions.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Management and Control of Lebowa and Holdco

Anooraq and Anglo Platinum have entered into a shareholders’ agreement to govern the management of Holdco. Pursuant to this shareholders’ agreement, Anooraq will have the ability to appoint the majority of the directors to the board of Holdco and all of its subsidiaries. Anglo Platinum will participate in key management decisions through especially established committees.

Anooraq has provided certain undertakings to Anglo Platinum in relation to the maintenance of its status as a company controlled by Historically Disadvantaged South Africans (“HDSA”), as envisaged in the South African Mineral and Petroleum Resources Development Act (“MPRDA”) and the Mining Charter. The effect of these undertakings is that HDSAs must maintain “effective” or “the equivalent” beneficial ownership of at least 26% in the assets of Holdco for approximately six years (“Initial Term”). These undertakings include that Pelawan, the HDSA controlling shareholder of Anooraq, will not allow either its own level of HDSA shareholding or its shareholding in Anooraq to fall below 51% HDSA beneficial ownership interest. If these shareholding levels should be breached, and Anooraq fails to exercise its rights to remedy such a breach, Anooraq may be required to dispose of its shares in Holdco to another HDSA It is important from Anglo Platinum’s perspective that the Anooraq group retain its current HDSA control status and that Anooraq retains control of Holdco. Should there be a change of such control then Anglo Platinum may require Anooraq to acquire its shares in Holdco at a market-related price. In addition, should Anooraq wish to sell its entire interest in Holdco to a third party then Anglo Platinum have a tag along right relating to such sale. The parties will also grant each other reciprocal rights of first refusal relating to a proposed sale of their interests in Holdco.

In order to ensure a successful transition at Lebowa, Anglo American plc has agreed to provide certain essential services to Lebowa at a cost which is no greater than the costs charged to another Anglo American plc Group company for the same or similar services, for an initial period of one year.

Lebowa Employees and Communities

Anooraq and Anglo Platinum, at the time of announcing the Lebowa Transaction agreed to establish:

(i)

the Bokoni Platinum Mine Employee Share Ownership Plan ("ESOP") Trust (the share ownership trust to be established for the benefit of eligible Lebowa employees to which Anglo Platinum will contribute an amount of approximately ZAR 40 million. A portion of this funding will be retained by the ESOP Trust to facilitate annual cash payments to beneficiaries with the balance used to subscribe for Common Shares in Anooraq.The final amount of funding to be contributed to the ESOP Ownership Trust will vary from time to time according to movements in the Anglo Platinum share price and the number of eligible beneficiaries at the time of implementation; and

(ii)

The Anooraq Community Participation Trust (the “Community Trust”) to be established for the benefit of the communities interested in or affected by Anooraq’s operations, to which Anglo Platinum will contribute an amount of approximately ZAR 103.8 million. A portion of this funding will be retained by the Community Trust to facilitate annual

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

cash payments to the communities with the balance used to subscribe for Common Shares in Anooraq.

The purpose of the ESOP and the Community Trust is to provide the employees of Holdco and the members of the communities affected by Anooraq’s operations, respectively, with the opportunity to participate in, and benefit from, Anooraq’s future success.

As a result of the subscription by the ESOP and Community Trust, Anooraq will receive proceeds of approximately ZAR 120 million.

The ESOP and Community Trust will subscribe for the Common Shares in Anooraq, at a subscription price equal to the market price of the Common Shares, being the closing price of the Common Shares on the TSX-V on the day prior to the announcement or reservation of the subscription price, less any allowable discount, determined in accordance with the applicable TSX-V policies.

The Community Trust will hold the Common Shares, along with other investments, for the purpose of making distributions to their beneficiaries in accordance with their governing trust deed. The issuance to or purchase by the ESOP of Common Shares is subject to regulatory approvals.

Lebowa Technical Information

Lebowa is an operating mine located on the northeastern limb of the Bushveld Complex, to the north of and adjacent to the Ga-Phasha Project. The Lebowa property consists of seven mining licenses covering an area of 15,459.78 hectares. On May 12, 2008, the DME granted a conversion of the “old order” mining rights related to Lebowa to “new order” mining rights.

Lebowa consists of, a vertical shaft and a number of decline shaft systems to access the underground development on the Merensky Reef and UG2 Reef, as well as, two concentrator plants. Approximate monthly production from the Merensky Reef is 50,000 tonnes per month (“tpm”) and from the UG2 Reef is 40,000 tpm. According to the Anglo Platinum 2008 Annual Report, production at Lebowa in 2008 was approximately 74,200 equivalent refined ounces of platinum.

Previous technical studies conducted by Anglo Platinum indicate that Lebowa’s maximum value is achieved at a mining rate of 375,000 tpm, comprising steady state Merensky Reef production at 120,000 tpm and steady state UG2 Reef production of 255,000 tpm. Anglo Platinum has approved a long term growth plan for Lebowa, which includes various replacement and expansion projects, expected to increase production to approximately 375,000 tpm. The initial plan was to increase existing mining operations at Lebowa in two stages:

  Stage 1 (2008-2013) comprises an expansion of Merensky Reef and UG2 Reef ore production to 245,000 tpm, with Merensky Reef production being increased to 120,000 tpm, initially from the Brakfontein Merensky Reef decline shaft system, and UG2 Reef production being increased to 125,000 tpm, initially from the Middelpunt Hill UG2 Reef decline shaft system.
  Stage 2 (2016 onwards) sees the further expansion of UG2 Reef production to 255,000 tpm with Merensky Reef production remaining at 120,000 tpm.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Both the Stage 1 and Stage 2 expansions at Lebowa will access the Merensky Reef and UG2 Reef from near surface to approximately 650 meters below surface. Anooraq considers this an advantage, as there will be no need for refrigeration at depths above 650 meters below surface.

Anglo Platinum continues to progress with the Brakfontein project towards producing 120,000 tpm of Merensky Reef. Production has commenced on two levels. The 45,000 tpm replacement project at Middelpunt Hill is also progressing well. These development and replacement projects are expected to increase the total production of Lebowa to reach 160,000 tpm in the short term, which will utilize current mill capacity.

An initial technical review of Lebowa was completed in April 2008 and a technical report compiled by Snowden Mining Industry Consultants was filed. Towards the latter part of 2008 a joint technical review of the current Anglo Platinum-approved mine plan and capital program for Lebowa was initiated. The Company expects to file an updated technical report in compliance with National Instrument NI 43-101. Anooraq engaged Deloitte Mining and Advisory Services to update the NI 43-101 technical report.

1.2.2          Ga-Phasha JV Project

Anooraq currently owns 50% interest in the Ga-Phasha Project, which was acquired by way of a reverse takeover transaction (“RTO”) with Pelawan Investments (Pty) Ltd (“Pelawan”) in 2004. The Ga-Phasha JV Project property consists of four farms, covering an area of approximately 9,700 hectares, held by Micawber 277 (Proprietary) Limited (which changed its name to Ga-Phasha Platinum Mine (Proprietary) Limited (GPM”) a private South African corporation owned 50% by Anglo Platinum through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”) and 50% by Anooraq through Plateau. Anglo Platinum is currently the project operator.

Anooraq-Pelawan Agreement

In January 2004, the Company entered into an agreement with Pelawan, a private South African BEE company, pursuant to which the Company and Pelawan combined their respective PGM assets, comprising Anooraq's Northern limb prospects and Pelawan's 50% participation interest in the Ga-Phasha Project. The transaction between Anooraq and Pelawan was completed on September 29, 2004.

Pursuant to the terms of the agreement between Anooraq and Pelawan, Anooraq acquired Pelawan's 50% shareholding in GPM and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totaling ZAR 15,652,744 ($3,055,416).

The 50/50 joint venture between Plateau and RPM is governed by, among other things, a shareholders agreement relating to GPM dated September 22, 2004. On implementation of the Lebowa Transaction the existing joint venture agreement in respect of the Ga-Phasha Project will be terminated, save for certain terms which will survive surrounding concentrate off take terms and associated smelter options, and this project will be transferred into a separate project

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

company, established as wholly-owned subsidiary of Holdco. Anooraq will hold an effective 51% control interest in GPM.

The share exchange agreement which gave effect to the combination provided that if any financings in relation to the Ga-Phasha Project and the Drenthe-Overysel (subsequently renamed "Boikgantsho") Project took place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with such financings caused Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional common shares to Pelawan in order to maintain that minimum shareholding in order to comply with BEE equity requirements under South African mineral legislation and a requirement of the South African Reserve Bank for approving the transaction. The original Finalization Date of December 31, 2005, was subsequently extended by agreement in November 2005 between Anooraq and Pelawan to the earlier of:-

a)	the first date at which both the Drenthe-Overysel financing and the Ga-Phasha financings shall, in fact, have occurred;

b)

any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, being a transaction having a transaction value that exceeds 30% of Anooraq's market capitalization at the time of such announcement; and

c)	December 31, 2006.

The share exchange agreement further provided that, to the extent that no such dilutive financings had taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Ga-Phasha and Boikgantsho Projects and to safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares were required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the share exchange agreement provided that the quantum of such deemed financings would equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Ga-Phasha and Boikgantsho Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies had not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Boikgantsho Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

Neither the additional financings nor bankable feasibility studies for the Projects were completed at the Finalization Date and as a result in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million and share issuances (based on the share price at the date of the deemed dilutive financing) would have been deemed to have taken place. In terms thereof the Company would have been obliged to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement:

(i)	Anooraq issued 36 million common shares (“Adjustment Consideration Shares”) to Pelawan as consideration for the settlement (completed in September 2007).

(ii)

Anooraq issued BEE Warrants to Pelawan for the purchase of 167 million common shares in Anooraq exercisable until December 31, 2008. The exercise price was set at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that was 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or was undertaken pursuant to a material transaction (a “Concurrent Financing”).

(iii)

From the date of issue (June 14, 2007) of the Adjustment Consideration Shares to Pelawan in (i) above, the Adjustment Consideration Shares are subject to a lock up arrangement pursuant to which Pelawan is not entitled to dispose of any of these shares, save for the exemption referred to in (iv) below and the payment of taxes. After the closing date of the Concurrent Financing, the disposal of such shares would remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO agreements (“the BEE LockUp”) which is the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

(iv)

Anooraq granted Pelawan an exemption to the BEE Lock Up to facilitate financing of the exercise of the BEE Warrants. In the event that Pelawan exercises the BEE Warrants, it would in its sole discretion, be entitled to dispose that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal would be applied to support the financing of the exercise of the BEE Warrants and reasonable expenses related thereto.

(v)	Pelawan were obliged to exercise the BEE Warrants to ensure that, at a minimum, Anooraq retained its status as a 52% controlled BEE Company, in compliance with various undertakings given by Pelawan.

On December 20, 2007, the Company entered into an amending agreement (the “Amending Agreement”) with the Pelawan Trust to amend the exercise procedure of the BEE Warrants (to allow Pelawan to finance the exercise by way of a bridge loan “from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, the Pelawan Trust conditionally exercised the BEE Warrants on December 20 2007, by depositing an escrowed amount equal to the aggregate exercise price for the BEE Warrants ($225 million or ZAR 1.6 billion) into an interest bearing account (the “Deposit Account”) RMB, to be released upon the satisfaction of certain release conditions. The common shares underlying the BEE Warrants were to be issued to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

During the second half of 2008, the Anooraq share price declined to well below the BEE Warrant exercise price of $1.35. Accordingly, at the expiry date Pelawan was unable to secure funding and could not satisfy the release conditions.

The release conditions were not satisfied by Pelawan at December 31, 2008 and Anooraq did not receive the proceeds of the exercise of the BEE Warrants. As a result, the BEE Warrants expired and have been cancelled and Anooraq did not issue the 167 million shares to Pelawan as contemplated in the Settlement Agreement.

Project Activities

The Ga-Phasha Project has PGM mineral resources outlined in the Merensky and UG2 reef deposits. Prior to the involvement of Anooraq, Anglo Platinum (and others) carried out extensive drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha Project. This work has continued since Anooraq acquired its interest in 2004.

Anooraq and Anglo Platinum undertook a program review between April and October 2006. Several approaches were considered to optimize mining of the deposits at the Ga-Phasha Project. The review confirmed that the UG2 deposit would remain the primary focus for development, and the Merensky deposit warrants further study through additional drilling.

Engineering and other work directed toward completion of a pre-feasibility was initiated in late 2006. Since that time, studies on mining method and infrastructure have been underway. Socioeconomic and environmental studies have also been done.

Plans for 2009

Once the Lebowa Transaction is complete, the potential for synergies between the Ga-Phasha Project and Lebowa as well as other opportunities to maximize efficiencies will be assessed prior to completion of the pre-feasibility study.

1.2.3         Platreef Project, Northern Limb

Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Boikgantsho and Kwanda JV Projects, and the Rietfontein and Central Block properties. Collectively, these properties are known as the Platreef Project.

1.2.3.1      Boikgantsho JV Project

Anooraq initially outlined a mineral resource in the Drenthe deposit on its Drenthe and Witrivier farms in 2000. In November 2003, Anooraq and Potgietersrust Platinum Limited (“PPL”), a wholly owned subsidiary of Anglo Platinum that has an open pit mine nearby, formed the Boikgantsho Joint Venture with Anooraq as the operator. From that time until late 2005, most of Anooraq’s work was focused on the Boikgantsho Project area.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Agreement

In November 2003, Anooraq, through its wholly-owned South African subsidiary, Plateau, entered into a joint venture agreement with PPL to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Anooraq made its required expenditures by the end of 2004, and now has the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, either or both of the partners in the Boikgantsho Project will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

On implementation of the Lebowa Transaction the existing joint venture agreement in respect of the Boikgantsho Project will be terminated and this project will be transferred into a separate project company, established as wholly-owned subsidiaries of Holdco. Anooraq will hold an effective 51% control interest in the Boikgantsho Project. Anglo Platinum has also agreed to reimburse Anooraq in an amount of ZAR 28 million, comprising 49% of the total exploration expenditure incurred by Anooraq at the Boikgantsho Project to date.

Project Activities

The objective of the Boikgantsho Project is to explore and develop PGM deposits. Drilling in 2004 under the JV expanded the Drenthe deposit and resulted in the discovery of the Overysel North deposit.

In March 2005, Anooraq completed a preliminary economic assessment of a potential open pit development on the Drenthe and Overysel North deposits. The preliminary assessment indicates favorable financial results for an open pit and conventional mill operation. Further details are provided in a technical report filed at www.sedar.com. As the preliminary assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized.

Anooraq completed an additional 24,000 meters of drilling on the Drenthe deposit in 2005. The program tested the entire area within the provisional open pit design for the Drenthe deposit that was used for the March 2005 preliminary assessment. The program confirmed the continuity of the PGM mineralization within the Drenthe deposit. A pre-feasibility study was initiated in 2005

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

but work on the study has since been deferred as the Company focused on the Ga-Phasha Project and the Lebowa Transaction.

Plans for 2009

Planning is underway to resume work on the Boikgantsho Project technical program and studies.

1.2.4           Market Trends

The average ZAR: Canadian Dollar exchange rate for the year ended December 31, 2008 was ZAR 7.69 with the closing rate at year end at ZAR 7.63. It is expected that the ZAR will weaken further during 2009.

Platinum prices have increased over the past three years, averaging, US$1145/oz in 2006, and US$1314/oz in 2007. Prices continued to increase in the first half of 2008, averaging US$1955/oz to the end of June, but have significantly decreased since mid July 2008. The average price in the year to December 31, 2008 was US$1583/oz and platinum closed at US$899/oz on 31 December 2008. The average price in 2009 to March 27 is US$1018/oz.

Palladium prices averaged approximately US$323/oz in 2006 and US$358/oz in 2007. Palladium prices strengthened in the first half of 2008 as consumers considered substitution for platinum. The average price in the year to December 31, 2008 was US$355/oz, closing on US$184/oz at year end. The average price in 2009 to March 27 is US$198/oz.

Gold prices have been on an uptrend for several years. The gold price averaged US$604/oz in 2006 and US$697/oz in 2007. The gold price continued on its uptrend in the first half of 2008, averaging US$910/oz to June 30. Prices have been more volatile but generally stronger than most other commodities since that time and have averaged US$879/oz for the year to December 31, 2008. The average price in 2009 to March 27 is US$907/oz.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3          Selected Annual Information

	December 31	December 31	December 31
	2008	2007	2006

Current assets	$4,122, 228	$7,401,009	$13,177,004
Other assets	2,057,594	473,640	411,167
Mineral property interests	8,993,645	9,078,714	8,240,751
Total assets	15,173,467	16,953,363	21,828,922

Current liabilities	3,534,502	2,412,908	1,034,144
Long term liabilities	12,967,753	9,806,636	11,818,677
Shareholders' equity (deficit)	(1,328,788)	4,733,819	8,976,101
Total liabilities and shareholders' equity	$15,173,467	$16,953,363	$21,828,922

	Year ended	Year ended	Year ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Expenses
Accretion on term loan	$88,771	$112,459	$13,879
Conference and travel	421,469	492,106	360,959
Consulting	309,377	177,809	154,578
Amortization	61,140	24,009	30,862
Exploration	341,943	852,891	720,463
Foreign exchange	(426,785)	(588,115)	(34,817)
Gain on disposal of equipment	(5.779)	–	(41,291)
Interest expense	1,985,653	2,042,711	399,062
Interest income	(179,119)	(799,985)	(263,820)
Legal, accounting and audit	576,330	416,745	690,132
Office and administration	905,877	451,908	354,353
Salaries and benefits	3,626,962	2,016,689	1,511,874
Shareholders communications	212,015	258,882	289,824
Trust and filing	183,311	269,503	415,440
Subtotal	8,101,165	5,727,612	4,601,498
Stock based compensation	5,385,502	8,707,519	24,346
Future income tax recovery	(1,000)	(139,000)	(121,000)
Loss for the year	$13,485,667	$14,296,131	$4,504,844
Loss per share	$0.07	$0.08	$0.03

Weighted average number of common shares
outstanding (thousands)	185,775	168,378	148,220

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4          Summary of Quarterly Results

Expressed in thousands of dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2008	2008	2008	2008	2007	2007	2007	2007

Current assets	4,122	1,445	1,518	3,070	7,401	9,296	10,462	11,326
Mineral properties	8,993	9,053	9,127	9,237	9,079	9,078	8,333	8,399
Other assets	2,058	2,031	1,739	1,012	106	103	72	387
Total assets	15,173	12,529	12,384	13,319	16,954	18,478	18,867	20,112

Current liabilities	3,534	2,192	1,418	977	2,413	2,934	1,285	238
Long term liabilities	12,968	8,722	8,931	8,615	9,807	8,574	10,246	11,703
Shareholders’ (deficit) equity	(1,329)	1,615	2,035	3,727	4,734	6,967	7,335	8,171
Total liabilities and
shareholders’ equity	15,173	12,529	12,384	13,319	16,954	18,478	18,867	20,112

Working Capital	588	(747)	101	2,093	5,356	6,362	9,177	11,088

Expenses

Exploration	184	46	60	50	749	16	45	28
Amortization	29	14	10	8	9	6	4	5
Accretion on term loan	21	22	21	24	36	–	–	–
Conference and travel	51	128	188	53	341	29	19	103
Consulting	118	62	107	22	62	30	7	79
Foreign exchange loss (gain)	465	(278)	299	(911)	(69)	(192)	(65)	(262)
Interest on term loan	584	496	464	444	612	465	542	416
Interest expense (income)	(31)	(12)	(41)	(94)	(234)	(103)	(212)	(167)
Accounting, audit and legal	95	367	35	79	229	47	37	103
Gain on disposal of fixed asset	-	-	(6)	–	–	–	–	–
Office and administration	237	204	288	176	172	78	111	91
Salaries and benefits	1,126	796	690	1,016	566	488	634	330
Shareholder communications	51	63	54	45	66	60	74	58
Trust and filing	(19)	14	26	163	39	31	57	142
Subtotal	2,911	1,922	2,195	1,073	2,578	955	1,253	926

Stock-based compensation –
exploration	–	–	–	–	1,491	–	–	–

Stock-based compensation –
office and administration	74	78	5,111	122	7,216	–	–	1
Future income tax expense
(recovery)	1	(1)	–	(1)	(137)	–	(1)	(1)
Loss for the period	$2,986	1,999	7,306	1,194	11,148	955	1,252	926

Basic and diluted loss per share	0.01	0.01	0.04	0.01	0.06	0.01	0.01	0.01

Weighted average number of common
shares outstanding (thousands)	185,775	185,978	185,254	185,218	184,823	184,770	154,822	148,228

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5          Results of Operations

Year to December 2008

The company incurred a loss of $13,485,667 for the year ended December 31, 2008 compared to a loss of $14,296,131 for the year ended December 31, 2007. The decrease in the loss for the year resulted primarily from a lower share based compensation charge of $5,385,502 as compared to $8,707,519 in the previous year due to fewer share options issued and a reduction in exploration costs. The reduction in the loss was partially offset by an increase in personnel costs of $1,610,273 and an increase in office and administration costs mainly due to rental of premises relating to the South African operations.

Exploration expenditures decreased in the year ended December 31, 2008 to $341,943 as compared to $852,891 incurred for the year ended December 31, 2007. The cost is primarily due to payments related to preserving the prospecting rights and meeting joint venture costs on the Ga-Phasha Project as no significant costs were incurred on PGM exploration activities.

Legal, accounting and audit for the period ended December 31, 2008 increased to $576,330 in comparison to $416,745 for the previous year mainly due to increased legal and advisory fees and costs incurred relating to the Lebowa transaction. The delay in implementation of the transaction also impacted this increase as documentation was updated in conjunction with the revision and postponement of the closing dates of the transaction.

Office and administration for the year ended December 31, 2008 amounted to $905,877 in comparison to $451,908 spent for the year ended December 31, 2007. The increase is due to an increase in property costs due to the Company moving to larger premises in South Africa in anticipation of the completion of the Lebowa transaction. Conference and travel costs of $421,469 were incurred during the year ended December 31, 2008 in comparison to the $492,106 incurred during for the same period of fiscal 2007 largely due to reduced overseas travelling by management and a decrease in attendance at industry conferences.

Consulting costs for the year ended December 31, 2008 increased to $309,377 in comparison to $177,809 spent for the same period of fiscal 2007 largely due to tax related consulting expenses associated with revised reporting requirements in the US. Salaries and benefits amounted to $3,626,962 in the year ended December 31, 2008 in comparison to $2,016,689 for the same period in the prior year. The increased staff expenditure is due to the increase in staff and the payment of agreed performance bonuses relating to the Lebowa Transaction.

Trust and filing for the year ended December 31, 2008 decreased to $183,111 in comparison to the $269,503 incurred for the year ended December 31, 2007 primarily as a result of decreased expenditure relating to the Company’s various stock exchange listings. The accounting charge relating to share based compensation decreased to $5,385,502 for the year ended December 31, 2008, compared to $8,707,519 incurred for same period in fiscal 2007. This is due to fewer share options being awarded in the 2008 year as compared to the year ended December 31, 2007.

The Company recorded interest expense of $1,985,653 for the year ended December 31, 2008 in comparison to $2,042,711 incurred for the same period of fiscal 2007. The increased prime overdraft rate of 15.5% was partially offset by the strengthening of the Canadian dollar against

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

the South African rand. Prime overdraft interest rates declined to 14.5% in the first quarter of 2009 and are expected to decrease further in the coming months.

 Interest income amounted to $179,119 for the year ended December 31, 2008, in comparison to $799,985 for the same period of fiscal 2007 as a result of lower cash balances.

The Company recorded a foreign exchange gain of $426,785 for the year ended December 31, 2008 in comparison to a gain of $588,115 for the same period of fiscal 2007. The gain is due to the strengthening of the Canadian dollar against the South African Rand over the course of the year ended December 31, 2008. A significant amount of the Company’s liabilities including the Term loan are denominated in South African Rand.

1.6          Liquidity

At December 31, 2008, working capital was $587,726 compared to $4,988,101 at December 31, 2007 inclusive of the current portion of the RPM loan. Working capital excluding the current portion of the RPM loan was $2,323,389 compared to $6,880,298 at December 31, 2007.

The cash position at December 31, 2008 was approximately $3.8 million (Mainly ZAR 28.8 million) resulted from the RPM loan advance. The Company reached an agreement with Anglo Platinum on November 23, 2008, whereby Anglo Platinum agreed to provide an additional ZAR 30 million to the Company by increasing the existing loan to Plateau, from ZAR 70 million to ZAR 100 million and agreed to defer interest payments owing in terms of the existing loan to the final closing of the Lebowa transaction.

During the year under review the Company had a cash inflow of $2 million resulting from the exercise of share options.

The Company is currently in the process of completing a proposed transaction to acquire the Lebowa operating mine which would result in immediate cash flows from operations but requires debt and equity financing to complete the transaction. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. The Company has adequate cash resources to fund identified expenditure requirements until June 2009 by which the Company expects regulatory, governance and shareholder approval to be received for the proposed transaction.

Management is confident of completing the proposed transaction. However, there can be no assurances on the outcome of the approval process, the timing or availability of additional financial resources required, or the ability of the Company to achieve profitability or positive cash flows subsequent to the close of the proposed transaction. If the proposed transaction does not close, the Company expects that additional debt or equity financing will be required in order to continue normal operations and the required financing may not be readily available at acceptable terms. If adequate additional financing is not obtained, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis.

The Company’s long term debt obligations are denominated in South African Rand. Long term debt obligations have been presented at an exchange rate of 1 Canadian dollar = ZAR 7.63 the

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

closing rate in effect on December 31, 2008. Since then, the South African Rand has further weakened to 1 Canadian dollar = ZAR 8.05 by mid March 2009.

The Company has the following long-term contractual obligations:

Payments due by period
	Total	Less than	1 to 3 years	3-5 years	More than 5
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	18.9M	4.2M	14.7M	Nil	Nil
Operating lease obligations	1.5M	0.3M	1.2M	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The Company has routine market-price leases on its office premises in Johannesburg, South Africa.

The Company had 186,640,007 common shares outstanding at December 31, 2008.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7          Capital Resources

Anooraq's sources of capital are primarily equity investment and debt.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. The Company is presently in discussion with a number of parties to secure sustainable long term funding in order that it complete the Lebowa transaction and obtain funding to meet its operating obligations. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing will result in the Company not being able to complete its proposed Lebowa Transaction resulting in significant delays in exploration programs and substantial curtailment of operations.

The Company has no commitments for capital expenditures as of December 31, 2008.

1.8          Off-Balance Sheet Arrangements

                None.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9          Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is Anooraq. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During the year ended December 31, 2008 HDSI billed Anooraq $1,302,304 as compared to $798, 330 for fiscal 2007, for such services and cost reimbursements.

During the year ended December 31, 2008, the Company paid or accrued $4,927 (year ended December 31, 2007 – $26,589) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

1.10        Results of Operations

Quarter ended December 2008

The company incurred a loss for the quarter ended December 31, 2008 of $2,985,846 compared to a loss of $11,148,105 for the quarter ended December 31, 2007. The decrease in the loss resulted primarily from the lower share based payment charge to the accounts offset by an increase in personnel costs and an increase in office costs mainly due to the increased in rental of premises in South Africa.

Exploration expenditures decreased in the quarter to December 31, 2008 to $183,985 compared $749,383 due to no significant PGM exploration costs being incurred in the final period of 2008. Legal, accounting and audit costs for the period ended December 31, 2008 decreased to $94,769 as compared to $229,227 for the previous year mainly due to lower legal and advisory fees and the capitalization of transaction costs relating to the Lebowa Transaction.

Office and administration for the quarter ended December 31, 2008 amounted to $237,065 in comparison to $171,950 spent for the comparable period in 2007. The increase is due to the Company moving to larger premises in South Africa in January 2008 in anticipation of the completion of the Lebowa Transaction. Conference and travel costs of $51,085 were incurred during the quarter ended December 31, 2008 in comparison to the $340,826 incurred during for the same period of fiscal 2007 largely due to less overseas travelling in the current quarter as compared to the previous year and a decrease in investor meetings and industry conferences.

Consulting costs for the quarter ended December 31, 2008 increased to $117,997 in comparison to $62,179 spent for the same period of fiscal 2007 largely due to tax related consulting expenses and advisory costs. Salaries and benefits amounted to $1,126,166 for the quarter ended December 31, 2008 in comparison to $565,713 for the same quarter in the prior year. The increased staff expenditure is due to the increase in executive staff and the cost associated with initatives to reduce overheads resulting in four administration personnel being offered voluntary separation in October 2008 based on length of services and payments in lieu of notice. The positive cost impact of this voluntary separation will only be realized in the new fiscal year.

Trust and filing for the quarter ended December 31, 2008 decreased to a credit of $19,387 in comparison to $39,013 incurred for the quarter ended December 31, 2007 primarily as a result of weaker ZAR compared to the Canadian dollar. The charge relating to stock based compensation

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

decreased to $74,398 for the quarter ended December 31, 2008, compared to $8,706,074 charged for the same period in fiscal 2007 as substantial share options were issued in the previous year

The Company recorded interest expense of $584,056 for the quarter ended December 31, 2008 in comparison to $611,545 incurred for the same period of fiscal 2007. The increased cost resulting from the increase in the prime overdraft rate to 15.5% which was partially offset by the strengthening of the Canadian dollar against the South African rand .The average ZAR: Canadian dollar rate was R7.63 in the quarter ended December 31, 2008 compared to R 7.01 in the quarter ended December 31, 2007.

Interest income amounted to $31,658 for the quarter ended December 31, 2008, in comparison to $233,795 for the same period of fiscal 2007 due to lower cash balances.

The Company recorded a foreign exchange loss of $464,957 for the quarter ended December 31, 2008 in comparison to a gain of $68,607 for the same period of fiscal 2007. The loss is due to the weakening of the South African Rand during the quarter ended December 31, 2008.

A significant amount of the Company’s liabilities are denominated in South African

1.11        Proposed Transactions

Refer to Lebowa Transaction discussion in 1.2 Overview.

1.12        Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the audited consolidated financial statements and changes to those policies are described in note 4 of the consolidated financial statements for the year ended December 31, 2008, which have been publicly filed on SEDAR at www.sedar.com and as presented in Changes in Accounting Policies item 1.13. The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and
  The valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves, and the valuation of carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

The following indicators were considered for impairment;

       Decline in the market potential for PGMs

A broad decline in mineral prices would significantly affect the economics for most mineral properties but, in itself, would not indicate the need for an impairment test for a property with a predominant mineral for which there had not been a significant market decline.

Despite the recent decrease in PGM prices in Q4 2008 and the recovery thereafter, the prices of PGMs still remain above those when the capitalized costs were incurred for Ga-Phasha and Platreef.

       Availability of Financing

A significant adverse change in the business climate may impact a mining exploration enterprise’s ability to raise financing necessary to continue exploration or to develop a property.

Anooraq is currently in process of completing a financing and acquisition transaction with Anglo Platinum for the Lebowa Mine. The transaction will provide Anooraq with financing sources to fund additional exploration activities on both Ga-Phasha and Platreef. Furthermore, there are no significant commitments in place with regard to either of the properties and Anooraq has the option to delay any exploration decisions if necessary until the business climate has improved.

       Drop in Share Price

A significant decline in the business climate is often accompanied by a decline in a mining exploration enterprise’s share price. However, to always require an impairment write-down when an enterprise’s market value is less than its book value would be inconsistent with the impairment process in Section 3063.

Despite the significant decrease in Anooraq’s share price, management believes that the decline in share price is a greater factor of the overall economic climate and credit crisis as opposed to the underlying market value of the properties. Furthermore, the market value of Anooraq is still greater than its book value in spite of the decline in the share price.

       Mineral right and prospecting title with respect to lease terms

A significant adverse change in the mineral right and prospecting title may adversely impact mining exploration enterprise’s ability to continue exploration or to develop a property.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Anooraq has considered its mineral right and prospecting title in terms of current legislation and concluded there is no adverse impact on its mineral property title and prospecting rights.

       Unfavorable changes in the property or project economics

A significant adverse change in the business climate may impact the project economics or a mining exploration enterprise’s ability to continue exploration or to develop a property.

Despite the recent decrease in PGM prices in Q4 2008 and the recovery thereafter, the prices of PGMs still remain above those when the property and project economics were considered for Ga-Phasha and Platreef.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labor costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13        Changes in Accounting Policies including Initial Adoption

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments and accounting changes. As required by the transitional provisions of these new standards, these new standards have been adopted with no restatement to prior period financial statements.

(i) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity and term loan, as capital. The Company manages the

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements or incur debt financing in order to maintain or adjust the capital structure

The Company is required to spend at least 60% of the proceeds of the term loan (note 7) to fund expenditure on the Ga-Phasha project). The Company is currently in compliance with the restriction.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. There were no changes to the Company’s approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements as at December 31, 2008.

(ii) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures previously required which will enable users to evaluate the significance of financial instruments to an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The Company is exposed in varying degrees to a variety of financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk.

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, accounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents and accounts receivable represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

and the Company’s holdings of cash and cash equivalents. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Interest Rate Risk

The Company has a financing agreement with Anglo Platinum whereby Anglo Platinum, through RPM loaned an amount of ZAR 70 million (subsequently increased to ZAR 100 million) to Plateau. The loan bears interest at prime, as quoted by the Standard Bank of South Africa, plus two percent and is subject to interest rate change risk.

Commodity Price Risk

While the value of the Company's resource properties depend on the price of PGM and their outlook, the Company currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of speculative hedging activities.

International Financial Reporting Standards ("IFRS")

Transition to International Financial Reporting Standards from Canadian GAAP

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with the option available to

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

On February 18, 2009, the Company received an exemption from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) to early adopt IFRS starting January 1, 2009.

The Company’s transition date for converting to IFRS is January 1, 2008 and comparative periods for fiscal 2008 will be restated under IFRS. The following discussion provides further information about the Company’s IFRS convergence activities.

Management of IFRS Convergence Project

The Company has substantially completed the process of transitioning from current GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company has evaluated its overall readiness to transition from GAAP to IFRS, including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

•	Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

•

Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

•

Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of IFRS financial statements.

A detailed timetable has been prepared to manage the transition and the Company is currently on schedule. At the date of preparing this MD&A, the Company has met the key objectives of the project plan. The Company’s analysis of IFRS and comparison with currently applied GAAP has identified a number of differences which are discussed under the heading “Impact of Adoption of IFRS on Financial Reporting” below.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2009 the Company will restate its comparative 2008 financial statements for annual and interim periods to be in accordance with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2008 GAAP amounts to the restated 2008 IFRS amounts.

IFRS 1 generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect at January 1, 2009. IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions to this general principle.

The Company elected to take the following IFRS 1 optional exemptions:

1.	Apply the requirements of IFRS 3 Business Combinations prospectively from the transition date of January 1, 2008.

2.	Apply the requirements of IFRS 2, Share-based payments (“IFRS 2”) only to equity instruments granted after November 7, 2002 which had not vested at the transition date of January 1, 2008.

3.

Transfer all foreign currency translation differences recognized as a separate component of equity to retained earnings on the transition date of January 1, 2008 including those foreign currency differences which arise on application of IFRS (see functional currency analysis below).

Changes to estimates previously made are not permitted. The estimates previously made by the Company under GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Impact of Adoption of IFRS on Financial Reporting

While GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. For the Company, the accounting policies and financial statement accounts identified as being significantly affected by the adoption of IFRS are discussed below:

1. Basis of Consolidation

Under GAAP, the Company accounts for its 50% interest in Micawber as a variable interest. However, the Company is not considered the primary beneficiary and therefore accounts for its interest using the equity method.

IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities (“SPE”) only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Company has determined that Micawber is not a SPE and that the Company has joint control of

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Micawber. Accordingly, under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in Micawber.

The Company has elected to continue using the equity method of accounting for Anooraq’s interest in Micawber. Therefore, there will be no impact on the opening balance sheet at the transition date or on the consolidated balance sheet at December 31, 2008.

2. Share-based Payments (IFRS 2)

The Company currently measures stock-based compensation at the fair value of the options granted using the Black-Scholes option pricing formula and recognizes this expense over the vesting period of the options. For the purpose of accounting for share based payment transactions, an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants is measured on the date the services are completed. Forfeitures are recognized as they occur.

As under GAAP, IFRS 2 requires the Company to measure stock-based compensation related to stock-options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that stock-based compensation be measured at the fair value of the services received unless the fair value of the services cannot be reliably measured. For the purpose of accounting for share based payment transactions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that currently applied by the Company and will result in certain contractors and consultants being classified as employees under IFRS.

However, the Company has determined that no adjustments will be required at the transition date of January 1, 2008 or for the annual period ended December 31, 2008.

3. Deferred Tax on Mineral Properties

Currently the Company, in the determination of the net earnings (loss) from its interest in Micawber, recognizes the impacts of a deferred tax liability on temporary differences arising on the initial recognition of assets (where the fair value of the asset acquired exceeds its tax value) in a transaction which was not a business combination and affected neither accounting profit/ (loss) nor taxable profit/ (loss). IAS 12, Income Taxes does not permit the recognition of deferred taxes on such temporary differences.

As of the transition date and December 31, 2008, the Company derecognized the impacts of all deferred tax liabilities which have previously been recognized on the initial acquisition of Mineral Properties through transactions deemed not to be business combinations and affecting neither accounting profit/ (loss) nor taxable profit/ (loss).

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

As a result, for the year ended December 31, 2008, Mineral property interests will be reduced by $802,312 with a corresponding increase to deficit. In addition, foreign currency exchange gain and future tax recovery will be reduced by $57,000 and $1, 000 respectively.

4. Impairment of Non-Financial Assets

Under GAAP, for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value.

IAS 36, Impairment of Assets requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (uses discounted cash-flows) is less than carrying value.

The Company performed impairment assessments as of the transition date to determine whether an impairment charge would be recognized under IFRS on the transition date and has concluded that there is no impairment charge under IFRS as of the transition date and December 31, 2008.

5. Functional Currency

Under GAAP, the functional currency of the Company is the Canadian dollar and all subsidiaries are treated as integrated operations. IFRS requires that the functional currency of each entity in the consolidated Group be determined separately.

It has been determined that as at the transition date of January 1, 2008, the Canadian dollar was the functional currency of all entities in the Group except Plateau and Micawber which have ZAR as their functional currency. In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the foreign currency translation differences, recognized as a separate component of equity to retained earnings at the transition date. As a result, Mineral property interest will be reduced by $1,177,617 at the transition date with a corresponding increase in deficit. In addition, at December 31, 2008, the deficit will be increased by $1,604,046 due to a cumulative translation reserve gain of $129,684 and a decrease in mineral property interest of $1,474,362.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The known or reliably estimable impacts on the consolidated balance sheet as at December 31, 2008 and the consolidated statement of operations for the year ended December 31, 2008 have been prepared using IFRS and are set out below. No material impacts are expected in relation to the statements of cash flows. While these reconciliations do not represent an official adoption of IFRS, they provide an indication of the major differences identified to date based on management’s best knowledge of expected standards and interpretations, and current facts, relative to our historical financial statements.

	December 31 2008	January 1
		2008

Total Assets per GAAP	$15,173,467	$16,953,363
Decrease in Mineral property interests due to deferred tax
adjustments	(800,312)	(742,312)
Functional currency adjustment to Mineral property interest	(1,474,362)	(1,177,617)
Total assets per IFRS	12,898,793	15,033,434

Total Liabilities per GAAP	16,502,255	12,219,544
Adjustments	-	-
Total liabilities per IFRS	$16,502,255	$12,219,544

Total Shareholders’ Equity per GAAP	$(1,328,788)	$4,733,819
Deferred tax adjustments to deficit	(800,312)	(742,312)
Functional currency adjustments to deficit	(1,604,046)	(1,177,617)
Cumulative translation reserve	129,684	-

Total Shareholders’ Equity per IFRS	$(3,603,462)	$2,813,890

Total Liabilities and Shareholders’ Equity per IFRS	$12,898,793	$15,033,434

Net Loss per GAAP	$13,485,667
Deferred tax adjustments (Foreign exchange gain)	57,000
Deferred tax adjustment (Future income tax recovery)	1,000
Functional currency adjustment ( Foreign exchange gain)	426,429
Net Loss per IFRS	13,970,096
Other Comprehensive Income
Change in accumulated translation reserve	(129,684)
Comprehensive loss per IFRS	13,840,412

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

IFRS Impact on Our Organization

The conversion to IFRS will impact the way the Company present its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended March 31, 2009) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The Company has obtained an understanding of IFRS from intensive training and preparation of reconciliations of historical GAAP financial statements to IFRS. Further, our finance personnel include employees who have prepared financial statements under IFRS previously.

The Company believes that the impact of the conversion on its accounting systems is minimal since it is still in the exploration stage. Based on the analysis and differences identified to date, the Company believes its systems can accommodate the required changes. In addition, the Company’s internal and disclosure control processes, as currently designed, will not need significant modifications as a result of the conversion to IFRS.

1.14        Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

1.15        Other MD&A Requirements

Not applicable.

1.15.1     Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

15.2        Disclosure of Outstanding Share Data

The following details the share capital structure as at March 27, 2009. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				186,640,007

Share purchase options	December 17, 2010	$1.40	1,285,000
	July 1, 2010	$2.97	119,000
	October 15, 2012	$2.97	4,205,000
	October 15, 2012	$3.27	126,000
	June 25, 2013	$2.76	916,000
	June 30, 2013	$2.90	1,935,000	8,586,000

1.15.3     Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Tread way Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There have been no significant changes in internal controls over financial reporting during the fiscal year ended December 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.4     Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at December 31, 2008, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

There have been no significant changes in the Company's disclosure controls and procedures during the fiscal year ended December 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s disclosure controls and procedures.